Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 4, 2013

DATE, TIME AND PLACE:   On February 4, 2013 at 6:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:   Pedro Moreira Salles.

QUORUM:   The majority of board members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1)         Having examined the account statements with respect to the fiscal year ending December 31 2012, “ad referendum” of the General Meeting and pursuant to sub-item 14.2 of the Bylaws, the Directors decided:

a)         to declare complementary interest on capital for the fiscal year 2012 equivalent to R$ 0.3824 per share, to be paid on March 14, 2013, based upon the shareholding position at the close of business on March 5, 2013 and with retention of 15% withholding tax at source, resulting in net interest of R$ 0.3250 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption. The individualized credit entry corresponding to this interest shall be made on March 14 2013;

b)         further, on March 14, 2013, to pay interest on capital declared by this Board of Directors at its meeting on November 29, 2012, equivalent to R$ 0.3120 per share, with retention of 15% withholding tax at source, resulting in net interest of R$ 0.2652 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption. The individualized credit entry corresponding to this interest was booked on December 28, 2012 based upon the shareholding position at the close of business on December 21, 2012, as already notified.

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed.  São Paulo (SP), February 4, 2013. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer